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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                           For the month of March 2006

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]  Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Industrias Bachoco, S.A. de C.V.
                                         (Registrant)

Date: March 20, 2006                     By: /s/ Daniel Salazar Ferrer, CFO
                                             ------------------------------

                          BACHOCO INFORMS SHAREHOLDERS

    GUANAJUATO, Mexico, March 20 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. (NYSE: IBA) (BMV: Bachoco UBL) ("Bachoco" or "the Company"), Mexico's leading producer and processor of poultry products, today announced a plan to change the composition of its stock.

    At present,

    -- Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange.

    -- Bachoco's stock trades on the Mexican Stock Exchange as units, each consisting of one Series B and one Series L share.

    -- Bachoco's ADSs, which trade on the NYSE, represent six units, each consisting of six Series B and six Series L shares.

    -- The Series B Shares have full rights while Series L have limited voting rights.

    In order to improve the structure of Bachoco's stock and to benefit shareholders through equal voting rights, the Company proposed the following conversion process, consisting of:

    -- Converting its Series L shares into Series B shares on a one for one basis.

    -- Separating the UBL units currently trading on the Mexican Stock Market into their component shares, which will result in a single class, the Series B shares, trading on the Mexican Stock Market.

    -- With respect to the ADSs, they will still consist of twelve shares, but all of the underlying shares will be Series B shares.

    Cristobal Mondragon, CEO of Bachoco, stated, "We believe this change not only simplifies the structure of our stock, but also benefits our shareholders by extending equal voting rights."

    The Company will start this process with the Mexican and U.S. securities authorities following approval at the shareholder meeting that will be held on April 26. The conversion would be expected to be completed during the second half of this year.

    Company Description

    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's second largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry in Mexico. The Company posted net sales of US$1.36 billion for 2005, divided among the Company's four main product lines as follows: 80.1% chicken and chicken- related products, 8.7% table eggs, 7.2% balanced feed and 4.0% swine and other lines.

    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units, each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx .

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

SOURCE  Industrias Bachoco, S.A. de C.V.
    -0-                             03/20/2006
    /CONTACT: Investors, Daniel Salazar F., CFO, or Claudia Cabrera, IRO, Investor Relations Department, both of Industrias Bachoco,
+011-52-461-61-835-55, or inversionistas@bachoco.net; or in New York, Kevin Kirkeby of The Global Consulting Group, +1-646-284-9416, or kkirkeby@hfgcg.com, for Industrias Bachoco/
    /Web site:  http://www.bachoco.com.mx /
    (IBA)